Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eliaz Therapeutics, Inc.
398 Tesconi Court
Santa Rosa, CA 95401
https://www.eliaztherapeutics.com/

Up to $2,490,574.20 in Class B Common Stock at $5.56
Minimum Target Amount: $19,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Eliaz Therapeutics, Inc.
Address: 398 Tesconi Court, Santa Rosa, CA 95401
State of Incorporation: DE
Date Incorporated: September 17, 2015

Terms:

Equity

Offering Minimum: $19,999.32 | 3,597 shares of Class B Common Stock
Offering Maximum: $2,490,574.20 | 447,945 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.56
Minimum Investment Amount (per investor): $417.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Eliaz Therapeutics will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 10% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,000+ between day 35 - 40 and receive 2% bonus shares

Flash Perk 2: Invest $5,000+ between day 35 - 40 and receive 3% bonus shares

Flash Perk 3: Invest $10,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 4: Invest $20,000+ between day 35 - 40 and receive 6% bonus shares

Flash Perk 5: Invest $50,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 6 : Invest $2,000+ between day 60 - 65 and receive 1% bonus shares

Flash Perk 7 : Invest $5,000+ between day 60 - 65 and receive 2% bonus shares

Flash Perk 8: Invest $10,000+ between day 60 - 65 and receive 3% bonus shares

Flash Perk 9: Invest $20,000+ between day 60 - 65 and receive 5% bonus shares

Flash Perk 10: Invest $50,000+ between day 60 - 65 and receive 6% bonus shares

Flash Perk 11: Invest $2,000+ between day 139 - 144 and receive 1% bonus shares

Flash Perk 12: Invest $5,000+ between day 139 - 144 and receive 2% bonus shares

Flash Perk 13: Invest $10,000+ between day 139 - 144 and receive 3% bonus shares

Flash Perk 14: Invest $20,000+ between day 139 - 144 and receive 5% bonus shares

Flash Perk 15: Invest $50,000+ between day 139 - 144 and receive 6% bonus shares

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 1% bonus shares.

Tier 2: Invest $10,000+ and receive 2% bonus shares.

Tier 3: Invest $20,000+ and receive 3% bonus shares.

Tier 4: Invest $50,000+ and receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Eliaz Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stockat $5.56 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $556.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Eliaz Therapeutics Inc. (ETI) is advancing a therapeutic platform intended for the management of sepsis and sepsis-associated acute kidney injury (SA-AKI). These conditions remain major public health concerns with limited treatment options and high morbidity and mortality. ETI's lead technology, XGAL-3®, is an extracorporeal apheresis device designed to selectively remove Galectin-3, a biomarker and mediator associated with inflammation, fibrosis and organ dysfunction. By reducing circulating Galectin-3 levels, the device is intended to support improved clinical outcomes and potentially reduce progression to long-term complications in critically ill patients

The intended users are clinical teams in intensive care and critical care settings where rapid physiological deterioration and organ failure are common (i.e. sepsis and AKI). The market opportunity is urgent and significant: there are currently no approved therapies that directly address the underlying mechanism and biology of sepsis, despite the condition affecting more than 2 million cases annually in the U.S. alone and drives tens of billions in healthcare costs.Our experienced team, led by Dr. Isaac Eliaz, has a proven track record in Galectin-3 research and clinical applications, positioning ETI to address these challenges effectively, including supporting a structured pathway toward clinical validation, regulatory submissions and eventual market authorization.

Competitors and Industry

Industry: The global market for sepsis and acute kidney injury treatment is complex and substantial. Globally, millions of patients are diagnosed each year and the lack of mechanism-based interventions drives ongoing demand for new technologies. Current disease management relies largely on supportive care, fluid resuscitation and antimicrobial therapy, leaving a clear gap for targeted approaches. ETI's strategy aligns with these unmet needs by focusing on a biologically defined target and an intervention that can be integrated into existing critical care workflows. This positioning supports a differentiated profile as the company progresses through clinical development and regulatory evaluation.

Current Stage and Roadmap

Current Stage:

ETI has finalized the design of the XGal-3 device after completing pre-clinical validation that supports its safety and intended mechanism of action. We are now conducting a diagnostic clinical study in critically ill sepsis patients to map Galectin-3 behavior in real time. These data will inform the design of the upcoming interventional trials.

In parallel, the FDA has granted the device Breakthrough Device Designation, which allows earlier and more frequent interaction with the Agency and a potentially faster review process as we move toward future submissions.

Future Roadmap:

In the short term, ETI aims to complete the ongoing diagnostic clinical studies and advance into the first-in-human (FIH) trial of XGAL-3®. In addition, the team is completing the full verification and validation package, including a GLP safety study, to qualify the device for human use and support the regulatory pathway ahead.. Medium-term goals include strengthening collaborations with strategic partners in the medical device industry to accelerate clinical adoption and market entry and utilising XGAL-3 platform technology for more life-threatening indications like cancer, chronic kidney disease, liver & lung fibrosis. By continuously improving our technology and clinical insights, we strive to enhance patient outcomes and solidify our position as a leader in critical care innovation.

The Team

Officers and Directors

Name: Dr. Isaac Eliaz

Dr. Isaac Eliaz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Founder
  Dates of Service: October, 2015 - Present
  Responsibilities: Provides executive leadership with primary responsibility for clinical development, research strategy, technology advancement, and intellectual property management in advancing Galectin-3–targeted therapeutics. In addition, leads fundraising initiatives and develops clinical and business partnerships to support the company's growth

Other business experience in the past three years:

- Employer: Amitabha Medical Clinic
  Title: Physician, Owner
  Dates of Service: November, 2001 - Present
  Responsibilities: Provides direct patient care and oversees overall clinic operations.

Other business experience in the past three years:

- Employer: Econugenics
  Title: Chairman of the board, Owner
  Dates of Service: August, 1995 - April, 2023
  Responsibilities: Founder, chairman of the board, provides educational content, interview, formulations.

Name: Anat Stern

Anat Stern's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO & Head of Business Development
  Dates of Service: October, 2015 - Present
  Responsibilities: Serves as COO and Head of Business Development, supporting the company's day-to-day operations, product development, supporting fundraising activities and the cultivation of strategic partnerships to advance the company's growth objectives.

Other business experience in the past three years:

- Employer: ecoNugenics Inc
  Title: CEO
  Dates of Service: October, 2015 - October, 2023
  Responsibilities: Providing overall leadership, directing organizational growth, and overseeing clinical research integration, product innovation, and strategic partnerships.

Name: Milton Goss

Milton Goss's current primary role is with RBMG Ventures. Milton Goss currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: June, 2022 - Present
  Responsibilities: Accomplished, senior accounting and financial management executive with more than 20 years of experience in the medical device, life science, and semiconductor industries. Prior to finance, worked in product development as a chemical engineer.

Other business experience in the past three years:

- Employer: BDO USA
  Title: Assurance Manager
  Dates of Service: August, 2025 - Present
  Responsibilities: FP&A Consultant with the Finance & Accounting Strategic Resource Group

Other business experience in the past three years:

- Employer: Mitek Systems
  Title: VP, FP&A
  Dates of Service: March, 2023 - August, 2025
  Responsibilities: Head of FP&A

Other business experience in the past three years:

- Employer: RBMG Ventures
  Title: Managing Partner
  Dates of Service: November, 2021 - Present
  Responsibilities: CFO Advisory services

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $2,490,574.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the

application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be a commercial product. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be a regulatory approved commercial product .It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information

that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Eliaz Therapeutics, Inc. was formed on September 17, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eliaz Therapeutics, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
We rely on our intellectual property portfolio, including patents, trademarks, and know-how, to support our business strategy. While we currently have patent filings and other strong protections in place, there is always some risk that competitors may challenge, design around, or attempt to replicate our technology. We believe our intellectual property position is strong, but defending and enforcing these rights could involve costs and uncertainties.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to develop, test, and sell our XGal-3® apheresis column depends on complying with U.S. Food and Drug Administration (FDA) requirements for medical devices. Before we can market the product in the United States, we must first obtain approval to conduct clinical studies under an Investigational Device Exemption (IDE) and later secure Premarket Approval (PMA) or another appropriate marketing authorization. These steps can be time-consuming and are subject to

change as regulations, guidance, or FDA policies evolve. Even after we receive marketing authorization, we must continue to comply with Quality System Regulations (QSR) covering manufacturing, labeling, distribution, and post-market reporting. Any change in these requirements, or the introduction of new requirements by the FDA or by foreign regulators, could increase our costs, delay our timelines, or limit our ability to sell our product. Failure to comply with these requirements at any stage could lead to delays, product recalls, penalties, or restrictions on our ability to market our device. In addition, changes in healthcare policies, reimbursement practices, or public perception of medical devices for sepsis treatment could affect demand for our product and could have a negative impact on our business and financial performance, which may in turn affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
We use electronic systems and outside service providers to store and manage important information for our research and clinical studies. While we take steps to protect this information, no system is completely safe. A cyber-attack, data breach, or system failure could lead to unauthorized access or loss of sensitive data and could disrupt our work.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The business can be affected by negative attention related to clinical studies, regulatory processes, or product safety (outcomes that do not meet expectations, critical feedback from regulators, or less favorable media coverage may impact our reputation and reduce confidence among physicians hospitals, partners, or investors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Isaac Eliaz	8,000,000	Class A Common Stock	81.489%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, 2016- Early investors, 2016- Main investment, 2021 Investment, 2024 I- multiple investments, 2024 II, SAFE I, SAFE II, SAFE Note , SAFE Note, SAFE Note, SAFE Note, SAFE Note, SAFE Note, SAFE Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 447,945 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 10,690,000 outstanding.

Voting Rights

One vote per share; full voting rights for all matters, including director elections.

Material Rights

Distribution rights and preferences

All common shares share equally in dividends and liquidation proceeds, subject to prior rights of Preferred Stock. Both classes receive equal treatment in stock splits or combinations.

Liquidation rights and preferences

After all liabilities and Preferred Stock liquidation preferences are satisfied, remaining assets are distributed pro rata among all Common Stockholders (Class A and B on an as-converted basis).

Dividend rights

Dividends, when declared, are paid equally on all shares of Common Stock, after Preferred Stock dividends (if any) are satisfied.

Conversion rights:

Class A Common Stock is not convertible into any other class. All pre-existing Common Stock automatically converted into Class A Common Stock upon filing of the Amended and Restated Certificate of Incorporation.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting Rights

Non-voting; Class B holders have no voting power except as required by Delaware law.

Material Rights

Distribution rights and preferences

All common shares share equally in dividends and liquidation proceeds, subject to prior rights of Preferred Stock. Both classes receive equal treatment in stock splits or combinations.

Liquidation rights and preferences

After all liabilities and Preferred Stock liquidation preferences are satisfied, remaining assets are distributed pro rata among all Common Stockholders (Class A and B on an as-converted basis).

Dividend rights

Dividends, when declared, are paid equally on all shares of Common Stock, after Preferred Stock dividends (if any) are satisfied.

Conversion rights:

Class B Common Stock is not convertible into any other class; unless converted pursuant to a Preferred Stock conversion or other corporate action approved by the Board under the Amended COI.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Voting Rights

Preferred Stock is non-voting, except:

As required by Delaware law; or

When actions require majority consent of Preferred ("Requisite Holders") — e.g., Deemed Liquidation Event approval, charter amendments, or changes to Preferred rights.

Material Rights

No shares currently granted or reserved. Preferred Stock may be issued in the future for financing purposes under the terms of the Amended COI.

Distribution rights and preferences

Upon liquidation or a "Deemed Liquidation Event," each share receives the greater of (a) 1× its $5.56 Original Issue Price plus any declared and unpaid dividends, or (b) the amount it would have received had it converted to Common Stock before liquidation.

If insufficient funds exist, Preferred holders share ratably in proportion to their entitlement.

Liquidation rights and preferences

Preferred ranks senior to all classes of Common Stock in any liquidation, dissolution, or "Deemed Liquidation Event" (merger, asset sale, or control change unless approved otherwise by a majority of Preferred).

Dividend rights

All dividends are declared pro rata among Common and Preferred, based on the number of Common shares (or as-converted equivalents) held by each.

Conversion rights:

Voluntary Conversion: Each Preferred share may be converted into Class B Common at any time by dividing the $5.56 Original Issue Price by the Conversion Price (initially $5.56, subject to adjustment for stock splits/dividends).

Automatic (Mandatory) Conversion: Occurs upon (a) a qualified IPO ($35M+ net proceeds) or (b) majority vote/consent of Preferred ("Requisite Holders").

Adjustments: Equitable adjustments for stock splits, dividends, recapitalizations, or mergers to preserve economic rights.

Redemption rights:

Preferred shares are not redeemable by holders or the corporation, except as otherwise provided in the charter.

2016- Early investors

The security will convert into Preferred stock and the terms of the 2016- Early investors are outlined below:

Amount outstanding: $240,000.00
Interest Rate: 3.0%
Discount Rate: 20.0%

Valuation Cap: $22,760,000.00
Conversion Trigger: Auto-converts if the company raises ≥ $0.5 M in a priced equity round at 80% of the new-round share price (20% discount).

Material Rights

There are no material rights associated with 2016- Early investors.

2016- Main investment

The security will convert into Preferred and the terms of the 2016- Main investment are outlined below:

Amount outstanding: $2,020,000.00
Maturity Date: December 31, 2024
Interest Rate: 3.0%
Discount Rate: 25.0%
Valuation Cap: $22,760,000.00
Conversion Trigger: Auto-converts if the company raises ≥ $1.5 M in a priced equity round at 75% of the new-round share price (25% discount).

Material Rights

There are no material rights associated with 2016- Main investment.

2021 Investment

The security will convert into Preferred and the terms of the 2021 Investment are outlined below:

Amount outstanding: $250,000.00
Interest Rate: 3.0%
Discount Rate: 25.0%
Valuation Cap: $95,000,000.00
Conversion Trigger: Auto-converts at next Qualified Financing ≥ $1.5 M at 75% of share price (25% discount) or at the price implied by the $95 M valuation cap (whichever is lower). Change of Control / IPO: converts at lower of 75% of deal valuation or $95 M cap (or repaid at the Company's option). If no trigger in 4 years, holder may convert at fair-market price ≤ $95 M cap.

Material Rights

There are no material rights associated with 2021 Investment.

2024 I- multiple investments

The security will convert into Preferred and the terms of the 2024 I- multiple investments are outlined below:

Amount outstanding: $430,000.00
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $95,000,000.00
Conversion Trigger: Auto-converts at next Qualified Financing ≥ $1.5 M at 80% of share price or $95 M cap (whichever lower). Optional conversion in smaller rounds at same terms. Change of Control/IPO: converts at lower of 80% of deal valuation or $95 M cap (or repaid at Company's option). If no trigger in 5 yrs, holders may convert at fair-market price ≤ $95 M cap.

Material Rights

There are no material rights associated with 2024 I- multiple investments.

2024 II

The security will convert into Preferred and the terms of the 2024 II are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 30, 2029
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $95,000,000.00
Conversion Trigger: Auto-converts at next Qualified Financing ≥ $1.5 M at 80% of share price or $95 M cap (whichever lower). Optional conversion in smaller rounds at same terms. Change of Control/IPO: converts at lower of 80% of deal valuation or $95 M cap (or repaid at Company's option). If no trigger in 5 yrs, holder may convert at fair-market price ≤ $95

M cap.

Material Rights

There are no material rights associated with 2024 II.

SAFE I

The security will convert into Preferred and the terms of the SAFE I are outlined below:

Amount outstanding: $1,480,450.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $39,600,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE I.

SAFE II

The security will convert into Preferred and the terms of the SAFE II are outlined below:

Amount outstanding: $1,028,975.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $49,500,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE II.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $287,777.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $49,500,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note .

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $400,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $49,500,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $334,406.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $49,500,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $39,600,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $30,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $39,600,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $25,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $39,600,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $39,600,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $39,600,000.00
Conversion Trigger: Equity round/ liquidation event

Material Rights

There are no material rights associated with SAFE Note.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,480,450.00
  Use of proceeds: General operations
  Date: September 01, 2025
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $1,028,975.00
  Use of proceeds: General operations
  Date: September 01, 2025
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $287,777.00
  Use of proceeds: General operations
  Date: September 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $400,000.00
  Use of proceeds: General operations
  Date: September 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $334,406.00

Use of proceeds: General operations
Date: September 01, 2025
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $250,000.00
  Use of proceeds: General operations
  Date: August 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $30,000.00
  Use of proceeds: General operations
  Date: June 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: General operations
  Date: June 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: May 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: March 01, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: July 20, 0024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: General operations
  Date: December 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: November 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: General operations
  Date: November 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: November 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0.00 compared to $0.00 in fiscal year 2024.

The Company did not generate revenue in either fiscal year 2023 or fiscal year 2024. This reflects the fact that our operations remain focused on research, product development, regulatory planning, and pre-clinical studies, and we have not yet commercialized our device.

Grant Income

Grant Income for fiscal year 2023 were $543,672 compared to $302,481 in fiscal year 2024.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0.00 compared to $0.00 in fiscal year 2024.

Cost of sales was zero in both fiscal year 2023 and fiscal year 2024, consistent with the lack of commercial operations.

Gross Margins

Gross margins for fiscal year 2023 were $543,672 compared to $302,481 in fiscal year 2024.

The decline is due to the timing of research and development expenses that were eligible for NIH grant reimbursement.

Expenses

Expenses for fiscal year 2023 were $978,594 compared to $1,106,912 in fiscal year 2024.

The increase was mainly driven by higher research and development expenses, regulatory consulting costs, and professional fees.

The company estimates they can continue to operate for 12 months without generating revenue assuming no more funding is raised. The company plans to continue all avenues available for fundraising.

Historical results and cash flows:

The Company is currently in the research and development stage and is pre-revenue;. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not yet commercialized our device and our financial results to date primarily reflect development activities rather than ongoing sales.. Past cash was primarily generated through equity investments and government grants. Our goal is to advance our device through pre-clinical and clinical testing, obtain necessary regulatory clearances, and ultimately generate revenue from commercialization of the device.. Because the Company's historical cash flows have come from financing activities and grants rather than product sales, they are not representative of the revenue and cash flows expected in the future. As we progress toward commercialization, we anticipate a significant shift in the sources and uses of cash, including increased investment in clinical studies, manufacturing, and regulatory submissions, followed by revenues from product sales once regulatory clearance is obtained.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Oct 29, 2025 the Company has cash on hand totaling $1.97M.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our next stage of development, including regulatory submissions, and preparation for first-in-human clinical trials. The proceeds will also be used for ongoing R&D and ligand / antibody production, manufacturing scale-up, and general working capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company.

Of the total funds that our Company has, approximately 70 will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, research & development, clinical work, manufacturing scale-up, G&A, and regulatory work.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 64 months. This is based on a projected monthly burn rate of $100,000 for expenses related to salaries, research & development, clinical work, manufacturing scale-up, G&A, and regulatory work.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a Regulation D raise (see details below) that it is preparing to conduct in parallel with the current Regulation CF campaign, ongoing discussions with strategic investors and venture funds for follow-on equity financing, and the continued pursuit of NIH and other non-dilutive grants that the Company has historically received and continues to seek.

Concurrent Regulation D Offering

In addition to this Regulation Crowdfunding offering, the Company is currently conducting a separate private placement under Regulation D. The Regulation D offering involves the sale of Preferred Stock at a price of $5.56 per share, with a minimum investment amount of $5,000. The securities offered in the Regulation D offering have different rights, preferences, and privileges than the non-voting Class B Common Stock being offered in this Regulation Crowdfunding offering. Investors should be aware that investors in the Regulation D offering may receive preferential rights, including but not limited to liquidation preferences, dividend rights, conversion rights, or other protections, that are not available to purchasers of Class B Common Stock in this offering.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $20,000.00
  Interest Rate: 3.0%

- Creditor: Convertible Note
  Amount Owed: $20,000.00
  Interest Rate: 3.0%

- Creditor: Convertible Note
  Amount Owed: $150,000.00
  Interest Rate: 3.0%

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 3.0%

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 3.0%

- Creditor: Convertible Note
  Amount Owed: $1,900,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2024

- Creditor: Convertible Note
  Amount Owed: $120,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2024

- Creditor: Convertible Note
  Amount Owed: $250,000.00
  Interest Rate: 3.0%

- Creditor: Convertible Note
  Amount Owed: $200,000.00
  Interest Rate: 6.0%

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%

- Creditor: Convertible Note
  Amount Owed: $30,000.00
  Interest Rate: 6.0%

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: November 30, 2029

Related Party Transactions

- Name of Person: Ruth Eliaz
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $20,000.00
  Material Terms: Convertible Note, 25% base discount, $22,760,000 Valuation Cap with 3% interest.

- Name of Person: Isaac Eliaz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $150,000.00
  Material Terms: Convertible Note, 25% base discount, $22,760,000 Valuation Cap with 3% interest.

- Name of Person: Isaac Eliaz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $640,000
  Material Terms: The Company has accrued compensation to Dr. Isaac Eliaz, its founder and CEO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $640,000 and $520,00O, respectively.

- Name of Person: Milton Goss
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $124,000
  Material Terms: The Company has accrued compensation to Milton Goss, CFO. As of December 31, 2024, and

December 31, 2023, the related party deferred compensation balance was $124,000 and $76,000, respectively.

- Name of Person: Anat Stern
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $185,000
  Material Terms: The Company has accrued compensation to Anat Stern, COO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $185,000 and $130,000, respectively.

- Name of Person: Amity Eliaz
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $51,000
  Material Terms: The Company has accrued compensation to Amity Eliaz, daughter of the CEO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $51,000 and $39,000, respectively.

Valuation

Pre-Money Valuation: $59,436,400.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,045,408 in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.32 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development
  92.5%
  Verification testing of the device

If we raise the over allotment amount of $2,490,574.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Clinical Development
  30.0%
  Supporting first-in-human safety trials and preparation for efficacy studies

- Manufacturing & Operations
  30.0%
  Including clinical-grade manufacturing scale-up, quality-systems implementation, and supply-chain development

- Regulatory Affairs
  12.5%
  Focusing on IDE submission preparation and ongoing regulatory support

- Business Development
  7.5%
  Covering strategic partnerships with hospital networks, early adopters, and insurers

- Working Capital
  12.5%
  Including team expansion, IP portfolio maintenance, and general corporate finance and operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.eliaztherapeutics.com/ (https://www.eliaztherapeutics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eliaz-therapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Eliaz Therapeutics, Inc.

[See attached]

ELIAZ THERAPEUTICS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

INDEX TO FINANCIAL STATEMENTS

Page

SET
APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Eliaz Therapeutics, Inc.
Santa Rosa, California

Opinion

We have audited the financial statements of Eliaz Therapeutics, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the period ending December 31, 2024, and December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 28, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	32,814	$	4,886
Prepaids and Other Current Assets		102,307		356,305
Total Current Assets		**135,121**		**361,191**
Intangible Assets		602,894		442,194
Total Assets	**$**	**738,015**	**$**	**803,385**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	40,433	$	11,664
Credit Card		26,882		-
Line of Credit		190,000		-
Current Portion of Related Party Loans		268,086		268,086
Other Current Liabilities		1,520,684		1,286,453
Total Current Liabilities		**2,046,085**		**1,566,203**
Related Party Loans, net of current portion		300,000		300,000
Accrued Interest on Related Party Loans		36,641		18,641
Simple Agreement for Future Equity		176,243		-
Convertible note, net of current portion		3,040,000		2,940,000
Accrued Interest on Convertible Notes		635,302		524,170
Total Liabilities		**6,234,271**		**5,349,014**
STOCKHOLDERS' EQUITY				
Common Stock		86		86
Additional Paid in Capital		67,161		62,919
Accumulated Deficit		(5,563,503)		(4,608,634)
Total Stockholders' Equity		**(5,496,256)**		**(4,545,629)**
Total Liabilities and Stockholders' Equity	**$**	**738,015**	**$**	**803,385**

See accompanying notes to financial statements.

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Grant Income	302,481	543,672
	302,481	**543,672**
Cost of Goods Sold	-	-
Gross Profit	**302,481**	**543,672**
Operating Expenses		
General and Administrative	606,063	342,227
Selling and Marketing	13,000	-
Research and Development	487,849	636,367
Total Operating Expenses	**1,106,912**	**978,594**
Net Operating Loss	**(804,431)**	**(434,922)**
Interest Expense	137,006	113,576
Other Loss/(Income)	13,432	(93)
Loss Before Provision for Income Taxes	**(954,869)**	**(548,405)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (954,869)**	**$ (548,405)**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**8,525,000**	**$ 85**	**$ 12,473**	**$ (4,060,229)**	**$ (4,047,671)**
Issuance of Stock	100,000	1.00	49,998	-	49,999
Share-Based Compensation	-	-	448	-	448
Net Loss	-	-	-	(548,405)	(548,405)
Balance—December 31, 2023	**8,625,000**	**86**	**62,919**	**$ (4,608,634)**	**$ (4,545,629)**
Share-Based Compensation	-	-	4,242	-	4,242
Net Loss	-	-	-	(954,869)	(954,869)
Balance—December 31, 2024	**8,625,000**	**$ 86**	**$ 67,161**	**$ (5,563,503)**	**$ (5,496,256)**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(954,869)	$	(548,405)
Adjustments to Reconcile Net Loss to Net Cash Provided/Used in Operating Activities				
Amortization of Intangibles Assets		58,387		46,814
Accrued Interest on Convertible Notes and Related Party Loans		129,132		97,224
Share-Based Compensation		4,242		448
Fair Value in Excess of Stated Value of Derivative Instrument		13,432		-
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		253,998		(26,173)
Accounts Payable		28,769		(13,888)
Credit Card		26,882		
Other Current Liabilities		234,231		244,403
Net Cash Provided by Operating Activities		**(205,796)**		**(199,577)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(219,087)		(138,414)
Net Cash Used in Investing Activities		**(219,087)**		**(138,414)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		-		49,999
Proceeds from Issuance of SAFEs		162,811		-
Line of Credit		190,000		(187,000)
Borrowing on Related Party Loans		-		2,700
Borrowing on Convertible Notes		100,000		430,000
Net Cash Provided by Financing Activities		**452,811**		**295,699**
Change in Cash & Cash Equivalents		**27,928**		**(42,292)**
Cash & Cash Equivalents —Beginning of The Year		4,886		47,178
Cash & Cash Equivalents—End of The Year	**$**	**32,814**	**$**	**4,886**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	7,874	$	16,352

See accompanying notes to financial statement

1. NATURE OF OPERATION

Eliaz Therapeutics, Inc. was incorporated on September 17, 2015, in the state of Delaware. The financial statements of Eliaz Therapeutics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Rosa, California.

Eliaz Therapeutics, Inc. (ETI) is a MedTech company developing treatments for life-threatening conditions, primarily targeting sepsis and sepsis-associated acute kidney injury. ETI's lead product, the XGAL-3® column, uses advanced apheresis technology to selectively remove the pro-inflammatory molecule Galectin-3, addressing critical care needs. Through strategic partnerships and a strong IP portfolio, ETI aims to transform treatment outcomes for sepsis and expand into areas like cancer immunotherapy

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Intangibles

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Grant Income

Eliaz Therapeutics, Inc. was awarded a federal grant of $1,681,971 from the NIH National Institute of General Medical Sciences for a project titled "Depleting Circulating Galectin-3 with Therapeutic Apheresis: A Novel Treatment for Sepsis/AKI." This grant is part of the Small Business Innovation Research Program, with funds allocated to support R&D expenses in developing the XGAL-3® column therapy aimed at treating sepsis and sepsis-associated acute kidney injury. In 2024 and 2023, awards of $302,481 and $543,672, respectively, were received and recorded as Grant Income in the Profit and Loss statement.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 28, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Insurance	9,412	9,412
Prepaid Other	92,895	346,893
Total Prepaids and Other Current Assets	**$ 102,307**	**$ 356,305**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Payroll	$ 2,809	$ 21,578
Deferred compensation	1,517,875	1,264,875
Total Other Current Liabilities	**$ 1,520,684**	**$ 1,286,453**

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Patents	$ 905,285	$ 686,198
Trademarks	12,251	12,251
Intangible Assets, at cost	**917,536**	**698,449**
Accumulated Amortization	(309,646)	(256,255)
Intangible Assets, net	**$ 607,890**	**$ 442,194**

Amortization expenses for the years ended December 31, 2024, and 2023 were $58,387 and $46,814, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 53,391
2026	53,391
2027	53,391
2028	53,391
Thereafter	394,327
Total	**$ 607,890**

5. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner, Dr. Isaac Eliaz. The details of the loans from the owners are as follows:

					As of December 2024			As of December 2023		
Owner	Principal Amount	Borrowing Period	Current Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Isaac Eliaz	$ 268,086	Fiscal Year 2022	0%	No Maturity	$ 268,086	$ -	$ 268,086	$ 268,086	$ -	$ 268,086
Isaac Eliaz	300,000	2/25/2022	6%	2025	-	300,000	300,000	-	300,000	300,000
Total					**$ 268,086**	**$ 300,000**	**$ 568,086**	**$ 268,086**	**$ 300,000**	**$ 568,086**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - A Certain Lender	$ 100,000	3.00%	10/08/2015	01/01/2030	$ -	$ 100,000	100,000	$ -	$ 100,000	100,000
Convertible Note - A Certain Lender	20,000	3.00%	01/22/2016	01/01/2030	-	20,000	20,000	-	20,000	20,000
Convertible Note - A Certain Lender	20,000	3.00%	01/29/2016	01/01/2030	-	20,000	20,000	-	20,000	20,000
Convertible Note - A Certain Lender	50,000	3.00%	01/29/2016	01/01/2030	-	50,000	50,000	-	50,000	50,000
Convertible Note - A Certain Lender	25,000	3.00%	01/31/2016	01/01/2030	-	25,000	25,000	-	25,000	25,000
Convertible Note - A Certain Lender	25,000	3.00%	06/02/2016	01/01/2030	-	25,000	25,000	-	25,000	25,000
Convertible Note - A Certain Lender	1,900,000	3.00%	11/09/2016	01/01/2030	-	1,900,000	1,900,000	-	1,900,000	1,900,000
Convertible Note - A Certain Lender	120,000	3.00%	04/30/2019	01/01/2030	-	120,000	120,000	-	120,000	120,000
Convertible Note - A Certain Lender	250,000	6.00%	05/28/2021	01/01/2030	-	250,000	250,000	-	250,000	250,000
Convertible Note - A Certain Lender	100,000	6.00%	11/07/2023	01/01/2030	-	100,000	100,000	-	100,000	100,000
Convertible Note - A Certain Lender	200,000	6.00%	11/07/2023	01/01/2030	-	200,000	200,000	-	200,000	200,000
Convertible Note - A Certain Lender	100,000	6.00%	11/22/2023	01/01/2030	-	100,000	100,000	-	100,000	100,000
Convertible Note - A Certain Lender	30,000	6.00%	12/11/2023	01/01/2030	-	30,000	30,000	-	30,000	30,000
Convertible Note - A Certain Lender	100,000	6.00%	07/30/2024	11/30/2029		100,000	100,000	-	-	-
Total					$ -	$ 3,040,000	$ 3,040,000	$ -	$ 2,940,000	$ 2,940,000

In the event that the Company consummates an investment round (through a transaction or a series of related transactions), at any time in which the Company issues shares in consideration for investment in the Company of no less than US$ 1,500,000 (a "Qualified Financing"), the outstanding Loan Amount shall automatically convert into such number of the most senior class of shares of stock of the Company issued in such Qualified Financing, at a price per share which equals to eighty percent (80%) of the price per share paid by the investors in such Qualified Financing (i.e. a 20% discount from the price per share in such Qualified Financing round) but in any event not more than the price per share reflecting the Valuation Cap (as defined below) (the "Conversion Price"). For clarity, the Conversion Price shall be the lower of the price resulting from a discount of 20% from the price per share in the next Qualified Financing or from the price per share reflecting the Valuation Cap (as of immediately prior to the closing of the Qualified Financing). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements For Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2024	2023
SAFE - 2024	2024	$ 39,600,000	$ 162,811	90%	$ 162,811	$ -
Fair Value in Excess of Stated Value of Derivative Instrument					$ 13,432	
Total SAFE(s)			**$ 162,811**		**$ 176,243**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity

Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Line of Credit

On January 22, 2021, the Company entered into a $600,000 interest-free line of credit agreement with its founder and CEO, Dr. Isaac Eliaz. As of December 31, 2024, and 2023, the Company had drawn $190,000 and $0, respectively.

6. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10.00
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**611,875**	**$**	**0.01**	**8.44**
Granted	90,000		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2023	**701,875**	**$**	**0.01**	**7.44**
Exercisable Options at December 31, 2023	**431,892**	**$**	**0.01**	**7.44**
Granted	330,000		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2024	**1,031,875**	**$**	**0.01**	**4.38**
Exercisable Options at December 31, 2024	**925,371**	**$**	**0.01**	**4.38**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $4,242 and $448, respectively.

7. EQUITY AND CAPITALIZATION

<u>Common Stock</u>

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 8,625,000 and 8,625,000 shares of common stock, respectively, have been issued and were outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,		2024		2023
Net Operating Loss	$	(283,442)	$	-
Valuation Allowance		283,442		-
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,		2024		2023
Net Operating Loss	$	(283,442)	$	-
Valuation Allowance		283,442		-
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $949,873. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

In 2022, the Company received a loan from Dr. Isaac Eliaz, the founder and the CEO, and therefore a related party, amounting to $268,086, used for covering certain expenses. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $268,086 and $268,086, respectively.

On February 25, 2022, the Company entered into a loan agreement with Dr. Isaac Eliaz, the founder and the CEO, and therefore a related party, in the amount of $300,000. The loan bears an interest rate of 6% per annum and has a maturity date of 36 months from the loan agreement date. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan, including accrued interest, is $336,641 and $318,641, respectively.

In 2015 and 2016, the Company issued convertible notes of $100,000 and $50,000, respectively, to its founder and CEO, Dr. Isaac Eliaz. These notes carry a 3% annual interest rate and mature on January 1, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan, including accrued interest, is $191,096 and $186,596, respectively.

The Company has accrued compensation to Dr. Isaac Eliaz, its founder and CEO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $640,000 and $520,000, respectively.

The Company has accrued compensation to Milton Goss, CFO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $124,000 and $76,000, respectively.

The Company has accrued compensation to Anat Stern, COO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $185,000 and $130,000, respectively.

The Company has accrued compensation to Amity Eliaz, daughter of the CEO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $51,000 and $39,000, respectively.

On January 22, 2021, the Company entered into a $600,000 interest-free line of credit agreement with its founder and CEO, Dr. Isaac Eliaz. As of December 31, 2024, and 2023, the Company had drawn $190,000 and $0, respectively.

11. SUBSEQUENT EVENTS

The Company continued its crowdfunding campaign on the WeFunder platform by issuing Simple Agreements for Future Equity (SAFEs), raising $1,582,947 to date. The valuation cap is set at $49,500,000.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $799,435, an operating cash flow loss of $205,796, and liquid assets in cash of $32,814, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund operations through debt and/or equity financing. The Company has an active crowdfunding campaign that has raised $1,582,947 to date.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

12 DAYS LEFT

Invest in Eliaz Therapeutics

Join 1,400+ Investors - Help Bring XGAL-3® to Clinical Trials

Eliaz Therapeutics Inc. (ETI) developed XGAL-3®, one of the first medical devices designed to remove the Galectin-3 protein from the blood to halt sepsis progression, one of the leading global causes of death. Backed by an FDA Breakthrough Device Designation, $8M+ in total funding (including $2.5M raised from 1,400+ investors on Wefunder, $4.0M in SAFE rounds, and two NIH grants), and 60+ patents across 34 countries protecting our technology, we're advancing toward clinical trials that could revolutionize how hospitals save critical care patients.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ELIAZ
Therapeutics
The breakthrough device designed to target sepsis at its source
XGAL-3
Images shown are prototype renderings. Product not yet approved or on market.

$421,064.54 Raised

REASONS TO INVEST

FDA Fast-Track Recognition: XGAL-3® was awarded the FDA Breakthrough Device Designation, a status reserved for technologies addressing urgent, unmet medical conditions through expedited review pathways.

Experienced Leadership with Exit Success: Management previously built and successfully exited ecoNugenics in a strategic acquisition by Bridges Consumer Healthcare (a portfolio company of Charlesbank Capital Partners, a $22B+ private equity firm), demonstrating a strong track record in scaling and commercializing healthcare ventures.

Platform Technology with Multiple Applications: Being a platform technology, XGAL-3® extends far beyond sepsis. The platform is already being evaluated for potential future applications beyond sepsis.

TEAM



Dr. Isaac Eliaz • CEO, Director, Founder
A Physician-researcher with 30+ years of pioneering work in Galectin-3 biology and therapeutics. Previously founded and exited ecoNugenics to a north of $30M PE firm. Holds 60+ patents and collaborates with leading research institutes such as Stanford and Mayo Clinic.
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Dr. Glenn Chertow • Director of Medical Affairs
Chief of the Nephrology Division and Clinical Research Professor at Stanford School of Medicine, Dr. Chertow is among the world's foremost experts in acute kidney injury (AKI) and chronic kidney disease (CKD), bringing unparalleled clinical and research expertise to guide the company's medical strategy.
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Dale Cumming, PhD • VP of Research & Development
A biotech expert with 25+ years of experience, including senior roles at Genetics Institute and GlycoDesign. He co-founded Translational Medicines and served as CSO of an international glycobiology therapeutics consortium, bringing deep expertise in drug discovery and development to advance innovative therapies.
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Anat Stern • COO & Head of Business Development
18+ years in healthcare and biotech with MBA, BSc, and MSc in Biochemistry. Led ecoNugenics through its successful acquisition over 7 years. Combines deep scientific expertise with business execution in complex healthcare markets.
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Milton Goss • Chief Financial Officer
A finance executive with 20+ years across medical device, life science, and semiconductor industries. Specializes in strategy, business modeling, operations, and M&A for medical technology companies.
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Bryan Knipe • Investor relations
With an MBA and 20+ years of experience in financial management, business development, and M&A, Bryan has scaled ventures across healthcare and medtech. He specializes in securing capital, driving go-to-market strategies, and fostering strategic relationships to accelerate growth.
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Dr. Susan Alpert • Senior Regulatory Strategist
A former FDA Director of Medical Device division who oversaw critical medical device approvals during her 13-year tenure. Previously Senior VP at Medtronic, leading global regulatory strategy for device approvals and market access.
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The Eliaz Therapeutics Story

Dr. Isaac Eliaz has dedicated more than 30 years to researching Galectin-3, the protein now recognized as a key driver of sepsis and other life-threatening conditions. His mission became deeply personal when the immune dysregulation process that drives sepsis claimed his father's life. Witnessing the rapid devastation of organ failure, he understood the importance of finding an effective treatment for this deadly condition.


ELIAZ Therapeutics
Dr. Isaac Eliaz
Isaac Eliaz MD

That promise guided decades of discovery, culminating in the development of XGAL-3, the first device designed to rapidly remove Galectin-3 directly from the bloodstream.

After building and exiting ecoNugenics with the first oral Galectin-3 blocker, Dr. Eliaz faced a stark reality: ICU patients don't have time for oral medications. They need immediate intervention before their organs fail.There are no approved drugs that block Galectin-3. PectaSol- a form of modified citrus pectin was the first widely available compound shown in scientific studies to bind and reduce Gal-3 activity. It a supplement supported by over 80 peer-reviewed publications. Dr. Eliaz was the original inventor of this formula.

Collaborating with leading experts, including at Stanford, Harvard MGH, and the Mayo Clinic, ETI engineered XGAL-3®, the first device to rapidly remove this killer protein from the bloodstream. Today, with the FDA Breakthrough Device Designation and backing of more than 1,400 investors who share ETI's mission, we're racing toward clinical trials that could finally give critical care teams a treatment when sepsis strikes.

We've built the science, the team, and the regulatory momentum. Your investment can help deliver XGAL-3® to ICUs worldwide.

The Problem: Sepsis Kills Every 2.8 Seconds


Sepsis affects 2 million Americans annually and claims a life every 2.8 seconds worldwide.

Sepsis affects 2 million Americans annually and an estimated 49 million cases per year globally, with mortality rates as high as 30-50%(source).

Hospital costs related to sepsis exceed $60 billion annually in the USA alone, yet current treatments only manage symptoms, not the underlying cause.

In sepsis, the immune system becomes dysregulated, releasing mediators such as Galectin-3 that drive a chain of inflammatory responses leading to tissue injury and organ failure. Because this cascade progresses rapidly and no approved therapy that directly targets its underlying mechanisms, hospitals can only provide supportive treatment - typically antibiotics, fluids, and life support - aimed at stabilizing the patient rather than stopping the process itself.

Beyond its role in sepsis, Galectin-3 is a key driver in multiple severe conditions including chronic kidney disease, cancer progression and treatment complications, as well as tissue fibrosis. Elevated Gal-3 levels are linked to organ inflammation, fibrosis, and immune dysregulation - mechanisms common to many life-threatening diseases.

The Solution: XGAL-3® Removes the Sepsis Driver - Galectin-3

The XGAL-3® device is designed to work like targeted dialysis for sepsis. The device uses specialized anti-Galectin-3 antibodies to selectively and rapidly remove the killer protein from blood plasma and returns cleansed blood to patients. By eliminating Galectin-3, we aim to halt the sepsis cascade before it's too late.

XGAL-3® is compatible with existing hospital apheresis machines, fitting seamlessly into critical care workflows. In preclinical animal sepsis studies, the device dramatically reduced circulating Galectin-3 levels and was associated with stabilization of sepsis progression within hours.


ELIAZ Therapeutics
The XGAL-3® device is specifically engineered to target Galectin-3 removal for sepsis treatment.
Images shown are prototype renderings. Product not yet approved or on market.

Market Opportunity

We believe the market potential is exponential.

The lack of effective treatments has resulted in a limited therapeutic market size.

The global sepsis therapeutics market represents a possible $7.5B total revenue opportunity, with few approved therapies effectively targeting the underlying inflammatory process - presenting a significant opening for XGAL-3®.

This $7.5B global figure reflects the direct commercial opportunity: projected revenues from drugs and devices specifically designed to treat sepsis.

This sits within a much larger context of the **$62B annual U.S. hospital cost burden alone from sepsis care** (source), which encompasses:

- ICU admissions
- Extended hospitalizations
- Organ support systems + related interventions.

It does not include the cost of long term care of those who survive, but usually don't fully recover.

While the $62B demonstrates the massive economic pressure driving demand for better solutions, the $7.5B global therapeutics market represents our direct path to capturing value through effective innovation in this underserved space.

Market Size



2034
$7.5B
$4.0B
Global Market
2025
Global Sepsis Therapeutics
$1.5B
US Market
34.9%
US Sepsis Therapeutics

Source

$62B+ Annual US hospital direct costs	**49M** Global cases diagnosed annually	**11M** Deaths annually	**2M** US cases diagnosed annually

Our Beachhead

Septic shock patients with 35-40% mortality rates represent our initial $1.5B+ US target market.



$1.5B

Platform Expansion Opportunities

Chronic kidney disease:	**Cancer treatment complications**	**Tissue fibrosis conditions (liver & lung)**
$84B	$25B	$100B

Source

Aging populations and rising chronic disease prevalence continue to expand the at-risk population, while recent global health events spotlight the critical need for anti-inflammatory treatments in critically ill patients.

Clinical Progress & Traction

Eliaz Therapeutics has achieved significant milestones that support its path towards clinical development. ETI was awarded the FDA Breakthrough Device Designation, enabling the FDA and ETI to engage in an accelerated regulatory pathway. The company has raised capital and engaged in scientific research to support ongoing development efforts. Our strategic collaborations with partners together with our robust intellectual property portfolio are part of our preparation for potential first-in-human and subsequent pivotal clinical studies.

Key Achievements:



FDA Breakthrough Device Designation (March 2025) with expedited review pathway
$8M+ total funding: $2.5M+ from 1,400+ Wefunder investors plus $2M NIH grants
Preclinical data showing sepsis progression halt within hours
6 published scientific articles with additional manuscripts in development
Active collaboration with Terumo BCT for development and commercialization support
60+ patents across 34 countries protecting our core technology
Working prototype completed advancing toward first-in-human safety trials
Diagnostic clinical study enrolling sepsis patients to monitor Galectin-3 during ICU stay

NIH Information is available here, here, and here.



Roadmap
Done
Preclinical Proof of Concept
Q4 2025
Design Freeze
Q1 2026
Verification & Validation Testing
Q2-Q3 2026
GLP Safety Studies
Q2 2027
Pivotal Trial(s)
Q3/Q4 2029
FDA Approval
FDA BDD Award
Q1 2025
Diagnostic Clinical Study (ongoing)
Initiated in Q3 2025
Non-GLP Safety Studies
Q1 2026
First-in-Human Trial
Q4 2026
PMA Submission
Q1 2029
Commercial Launch
Immediately after

**The above contains forward looking dates and information. These are all subject to change as they are dependent on funding and other aspects that may be out of the Company's control. Please refer to our forward looking information legend on the page.*

Our Advisory Board



Ron Wald
MDCM, MPH, FRCPC

Nephrologist and Director of Hemodialysis at St. Michael's Hospital, Toronto, and a Professor of Medicine at the University of Toronto, focusing on critical care nephrology and maintenance dialysis. He led the STARRT-AKI trial on dialysis initiation in acute kidney injury and is part of the PHOSPHATE trial leadership.



Glenn M. Chertow
MD, MPH

Expert in acute kidney failure and chronic kidney disease with more than 30 years of clinical experience. Dr. Chertow has conducted sponsored and NIH-funded trials throughout his career and maintained a research program devoted to improving kidney patient treatment.



Jeffrey L. Winters
MDCM, MPH, FRCPC

Nephrologist and Director of Hemodialysis at St. Michael's Hospital, Toronto, and a Professor of Medicine at the University of Toronto, focusing on critical care nephrology and maintenance dialysis. He led the STARRT-AKI trial on dialysis initiation in acute kidney injury and is part of the PHOSPHATE trial leadership.



Patrick M. Moriarty
MD, FACC, FNLA

Director of the Atherosclerosis & Lipid Apheresis Center, Associate Professor of Internal Medicine, University of Kansas Medical Center.



Daniel Keizman
MD

Head of Genitourinary Oncology Unit at Tel Aviv Sourasky Medical Center. Highly involved in oncological clinical research, including research on Galectin 3 and prostate cancer.

**The above advisory board primarily provides strategic advice relating to scientific and clinical guidance on our development pathway, reviewing clinical protocols and data interpretation, and supporting external credibility when engaging with investigators, partners, or key institutions. None of these individuals are employees of the company at this time.*

What Investors Are Saying

"An investment in ETI is a no-brainer for me. For someone who cares deeply about the health and well-being of humanity, seeing this powerful new technology come to market that could save millions of people's lives by implementing a non-toxic approach in healthcare is exactly what we need at this time. There's no one better to bring it to the world than Dr. Isaac Eliaz. I believe this investment opportunity will change lives, and I'm very happy to be a part of it."

– Nathan Crane

"I have started 3 successful technology companies and invested in many more. The largest investment I have made personally is in Eliaz Therapeutics. Excessive galectin-3 is directly responsible for the majority of in-hospital deaths including those from sepsis, the need for many organ transplants, and massive avoidable suffering. Eliaz Therapeutics is making a blood filter that removes Excessive galectin-3 and can prevent those deaths and much of that suffering. Because it is an external device it can work much more rapidly and safely than a pharmacological intervention and can more quickly receive regulator approval. I see it as one of the most important medical advances of our time."

– Russell L. Brand

"Sepsis-associated acute kidney injury is a devastating condition for which there are no approved treatments. Higher serum galectin-3 concentrations are associated with adverse outcomes and can be sharply reduced with the extracorporeal adsorption column developed by ETI. A safe, effective treatment for acute kidney injury in critically ill patients could save lives and reduce the burden of maintenance dialysis for patients who survive but whose kidneys fail to recover. I have been waiting more than 30 years for something that could offer hope to patients with sepsis-associated acute kidney injury. I feel compelled to support ETI and the development of this product with a combination of a modest financial investment, and a more considerable investment of my time, effort, and expertise."

– Glenn Chertow

"I've been in the world of chronic disease prevention for 20 years and have come across many companies attempting to reduce the burden of many chronic conditions. When I saw ETI's data in preventing AKI in pre-clinical sepsis models, I was blown away by the effectiveness of treatment with the X-Gal column. The mortality & healthcare costs associated with treating sepsis and sepsis-related injuries is massive, and I'm honoured to be able to help ETI develop a treatment for use in the ICU that's quick, effective, and life-saving."

– Cyrus Khambatta

"As a physician I am excited about the potential of this technology."

– Jehangir Rao

"It looks promising and would be beneficial to thousands of people."

– Andrew Sarkany

"Medical advancement is needed in the area of Sepsis."

– Jack LOGIUDICE

"I've followed Dr. Eliaz for years. I believe in him and his passion for healing."

– SE Sanders

"I am a retired General Medical Practitioner. XGal-3 is likely to speed up treatment of Sepsis and eventually help save many lives."

– Suresh Patel

"As an RN for 55, I know the damage that sepsis can do to the human body. I see this as a good investment in mankind."

– Joyce Elaine Ingram

"I have been watching this company for the last couple of months and I believe in this technology. The advancements in healthcare will help all those involved. Thank you for your expertise."

– Jason Haile

**These statements reflect some investor opinions and may not be representative of all investors. Investing in startups and early-stage companies involves risks, including loss of capital, and past performance is not indicative of future results. Please refer to our Risk Factors in our offering materials.*


ELIAZ Therapeutics
Revenue Opportunities
Recurring column sales
Disposable XGal-3 columns for sepsis ICU use
Revenue-sharing with apheresis platform partners
Global partnerships & licensing
Indication expansion (kidney, oncology, fibrotic diseases)
Regional distribution agreements
Platform growth & strategic Value
Additional Gal-3-related applications
Acquisition premium from IP

**Please note the company is currently pre-revenue. The above graphic illustrates potential future sources of revenue for our product if we are able to get to market. At this time there is no guarantee when we will go to market. Please refer to our Risk Factors in our offering materials for more details.*

Use of Funds: Accelerating Path to Market

This funding round will help advance XGAL-3® through critical clinical development milestones while building the operational infrastructure necessary for potential commercialization. Our strategic allocation prioritizes clinical validation and regulatory advancement, supported by manufacturing scale-up and partnership development that positions us for market entry.


Funds Allocation
15%
12.5%
12.5%
30%
30%
ELIAZ Therapeutics
Clinical Development (30%)
First-in-human safety trials, efficacy studies readiness
Manufacturing & Operations (30%)
Clinical-grade manufacturing scale-up, quality systems implementation, and supply chain development
Business Development & SE Fee (15%)
Strategic partnerships with hospital network, early adopters and insurance companies
Regulatory Affairs (12.5%)
IDE submission preparation, and ongoing regulatory support
Working Capital (12.5%)
Team expansion, IP portfolio maintenance, and general corporate finance & operations

Join the Fight Against Sepsis

Every 2.8 seconds, sepsis claims another life. Families worldwide face devastating news in hospital waiting rooms as doctors exhaust every available option. For 25 years, medicine has made minimal progress against this condition that turns routine infections into fights for survival.

XGAL-3® doesn't just manage sepsis symptoms. It targets the source. With FDA Breakthrough status, successful crowdfunding validation, and leadership from a founder who built and exited a previous healthcare venture, we're positioned to revolutionize sepsis treatment.


ELIAZ Therapeutics
Your investment joins 1,100+ investors supporting our mission to save lives
Images shown are prototype renderings. Product not yet approved or on market.

Hospitals desperately need new weapons against sepsis. Patients deserve better than current symptom management. Survivors should not have to suffer the frequent long-term health consequences of this illness. Together, we believe we can bring XGAL-3® to critical care units worldwide.


ELIAZ Therapeutics
Invest in Eliaz Therapeutics today
Help us turn breakthrough science into life-saving treatment.
Images shown are prototype renderings. Product not yet approved or on market.

Disclosure Regarding Product Images
The images displayed on this page include 3D renderings and illustrative representations of the Company's product design and intended appearance. These images are conceptual and for demonstration purposes only. They do not depict final manufactured units, which may vary in appearance, materials, features, or specifications. The final product, if and when produced, may differ from the images shown.

ABOUT

HEADQUARTERS
398 Tesconi Court
Santa Rosa, CA 95401

WEBSITE
View Site

Eliaz Therapeutics Inc. (ETI) developed XGAL-3®, one of the first medical devices designed to remove the Galectin-3 protein from the blood to halt sepsis progression, one of the leading global causes of death. Backed by an FDA Breakthrough Device Designation, $8M+ in total funding (including $2.5M raised from 1,400+ investors on Wefunder, $4.0M in SAFE rounds, and two NIH grants), and 60+ patents across 34 countries protecting our technology, we're advancing toward clinical trials that could revolutionize how hospitals save critical care patients.

TERMS

Eliaz Therapeutics

Overview

PRICE PER SHARE
$5.56

VALUATION
$59.44M

DEADLINE
Mar. 10, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $2.49M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$417	**Equity**

MAX INVESTMENT	SHARES OFFERED
$2,490,574.20	**Class B Common Stock**

MIN NUMBER OF SHARES OFFERED
3,597

MAX NUMBER OF SHARES OFFERED
448,034

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$738,015	$803,385
Cash & Cash Equivalents	$32,814	$4,886
Accounts Receivable	$0	$0
Short-Term Debt	$2,046,085	$1,566,203
Long-Term Debt	$4,188,186	$3,782,811
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$954,869	-$548,405

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Eliaz Therapeutics will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 10% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,000+ between day 35 - 40 and receive 2% bonus shares

Flash Perk 2: Invest $5,000+ between day 35 - 40 and receive 3% bonus shares

Flash Perk 3: Invest $10,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 4: Invest $20,000+ between day 35 - 40 and receive 6% bonus shares

Flash Perk 5: Invest $50,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 6 : Invest $2,000+ between day 60 - 65 and receive 1% bonus shares

Flash Perk 7 : Invest $5,000+ between day 60 - 65 and receive 2% bonus shares

Flash Perk 8: Invest $10,000+ between day 60 - 65 and receive 3% bonus shares

Flash Perk 9: Invest $20,000+ between day 60 - 65 and receive 5% bonus shares

Flash Perk 10: Invest $50,000+ between day 60 - 65 and receive 6% bonus shares

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 1% bonus shares.

Tier 2: Invest $10,000+ and receive 2% bonus shares.

Tier 3: Invest $20,000+ and receive 3% bonus shares.

Tier 4: Invest $50,000+ and receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Eliaz Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stockat $5.56 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $556.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

ALL UPDATES

02.23.26

Our Partnership with Terumo BCT


ELIAZ
Therapeutics
A Global Partnership to Bring XGal-3® to Hospitals Faster
XGAL-3

XGal-3® will run on the Terumo Optia platform, one of the most sophisticated plasma separation systems available. In this video, Dr. Eliaz explains why this partnership matters: the Optia platform is already approved in nearly 200 countries and present in most large U.S. hospitals, which means easier adoption and faster deployment when we're ready to bring XGal-3® to market.

Watch Video →


I'm ready to invest
ELIAZ
Therapeutics

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.21.26

How Long Does Treatment Take?


How XGal-3®
Treatment
Works
ELIAZ
Therapeutics
BLOOD
PLASMA
CELLS
FILTERED BLOOD
FILTERED PLASMA

XGal-3® treatments typically take about three hours to filter one and a half to two plasma volumes. But here's what makes our approach unique: because we're only removing one protein, the treatment can be safely repeated multiple times if needed. In this video, Dr. Eliaz explains the treatment timeline and how this flexibility gives physicians a powerful tool for managing aggressive sepsis cases.

Watch Video →


I'm ready to invest
ELIAZ
Therapeutics

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.18.26

What Makes XGal-3® Different


ELIAZ
Therapeutics
Selective Removal:
The Advantage
Behind
XGal-3®

Not all apheresis treatments are created equal. In this video, Dr. Eliaz walks through the evolution from non-selective plasma exchange to the most advanced approach: selective removal of a single protein. He explains how XGal-3® uses a specific antibody to target only Galectin-3, leaving everything else in the bloodstream untouched, and why this selectivity is critical for both safety and effectiveness.

Watch Video →


I'm ready to invest
ELIAZ
Therapeutics

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.16.26

Why Galectin-3 Testing Matters



Why Galectin-3 Matters in Predicting Sepsis Outcomes
ELIAZ Therapeutics
XGAL-3
Apheresis Column
Removal of Galectin-3

Galectin-3 is already a common blood test available through major labs and covered by most insurance. In this video, Dr. Eliaz breaks down what the levels mean, how they correlate with patient outcomes in sepsis cases, and why we believe having this existing diagnostic tool may provide a significant advantage as we work toward bringing XGal-3® to ICUs.

Watch Video →



I'm ready to invest
ELIAZ Therapeutics

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.12.26

The Mission Ahead



ELIAZ Therapeutics
From Here to Impact
Our Roadmap to Transform Critical Care
XGAL-3
Apheresis Column
Removal of Galectin-3

Years of research. Prototype nearing completion. FDA Breakthrough status. Clinical trials ahead.

Everything is converging toward one goal.

Getting XGAL-3® to patients who need it.

The path forward:

- Complete clinical trials.
- Scale manufacturing through partnerships.
- Establish hospital distribution.
- Expand to additional indications.

Every ICU worldwide needs better tools to fight sepsis. XGAL-3® offers hope where there was none.



ELIAZ Therapeutics
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.12.26

Today: Eliaz Therapeutics Investor Webinar


ELIAZ
Therapeutics
WE GO
LIVE TODAY
Eliaz Therapeutics Investor Webinar
Register →

Just a note that the Eliaz Therapeutics investor webinar is taking place today at 5.30 PM PST.

Register here: https://us02web.zoom.us/webinar/register/WN_zTxmL2YoR16lAqkRojx47A#/registration

If you can't join live, the replay will be shared with everyone who registers.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.11.26

Ongoing Diagnostic Studies Supporting XGAL-3®


ELIAZ Therapeutics
Clinical Progress Update
Ongoing diagnostic studies supporting the XGAL-3® platform

We'd like to share a brief update on our ongoing clinical activities supporting the advancement of the XGAL-3® platform.

Sepsis Diagnostic Trial

We are currently conducting a diagnostic clinical study in septic ICU patients to monitor Galectin-3 levels throughout the ICU stay. The objective of this study is to support patient selection and optimal timing for device intervention in a future first-in-human device trial.

To date, 14 patients have been enrolled, and enrollment is ongoing.

Oncology Diagnostic Trial

In parallel, reflecting the platform nature of XGAL-3® and the broader role of Galectin-3 across disease states, we initiated an oncology diagnostic study in December 2025. This study is evaluating the relationship between Galectin-3 levels and patient response during immunotherapy.

6 patients have been enrolled to date.

Together, these studies are generating clinically relevant insights to support future trial design and therapeutic development. We appreciate your continued support and will share additional updates as progress continues.

I'm ready to invest

ELIAZ Therapeutics

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.10.26

Day 60–65 Closing Tomorrow


ELIAZ Therapeutics
Final Bonus Share Window Ends Tomorrow

Our second mid-campaign perk window ends tomorrow.

Investments made before the deadline may qualify for bonus shares (up to 6% based on the amount invested).

Please refer to the “Terms” tab on our StartEngine campaign page for all details. https://www.startengine.com/offering/eliaz-therapeutics. This is the final Flash Perk window in our campaign.


I'm ready to invest
ELIAZ Therapeutics

**For detailed information regarding investment perks and the full terms and conditions, please refer to the offering circular available on StartEngine.*

***This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

02.09.26

Reminder: Eliaz Therapeutics Investor Webinar


ELIAZ Therapeutics
Our Investor Webinar Is Happening Soon
Dr. Isaac Eliaz on XGAL-3®
progress and the 2026 roadmap
Register →

Just a quick reminder about our upcoming live investor webinar with Dr. Isaac Eliaz.

- **Date**: February 12
- **Time**: 5.30 PM PST

Dr. Eliaz will walk through Eliaz Therapeutics’ current position and discuss the company’s anticipated development focus for 2026, including clinical, regulatory, and research priorities.

Register here: https://us02web.zoom.us/webinar/register/WN_zTxmL2YoR16lAqkRojx47A#/registration

The session will conclude with a live Q&A. If you can’t attend live, registering will ensure you receive the replay.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.09.26

First-in-Human Trials Ahead


ELIAZ Therapeutics
First-in-Human Trials Ahead
Every Step Brings Us Closer to Patients
XGAL-3

First-in-human trials are next.

We're finalizing protocols with medical experts, selecting sites at leading medical centers, preparing regulatory submissions that leverage our Breakthrough Device status, and implementing safety monitoring systems.

Every preclinical milestone led to this moment. Every investment brought us closer, and every patent protected our path forward.

Soon, we'll know if XGAL-3® can deliver for human patients what it delivered in animal studies.

I'm ready to invest

ELIAZ Therapeutics

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000
Tier 1
Invest $5,000+ and receive 1% bonus shares.

$10,000
Tier 2
Invest $10,000+ and receive 2% bonus shares.

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$20,000

Tier 3

Invest $20,000+ and receive 3% bonus shares.

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$50,000

Tier 4

Invest $50,000+ and receive 5% bonus shares.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Every minute, someone dies in the USA alone from sepsis. This tragedy drives our mission at ELIA Therapeutics. Join me in saving millions of lives. This is personal for me. My father died from such an inflammatory response within minutes in 1989. Sepsis causes one in five deaths worldwide. The mortality rate for sepsis can be up to 60%.

This means that 6 out of 10 patients with severe sepsis may not come out of the ICU. And for those who survive, many of them will have lifelong consequences due to multi-organ failure that can affect the kidneys, the heart, the brain, the vascular system, the metabolic system. Current treatments only manage symptoms.

They do not address the immune dysregulation that kills the patients, the root cause of death in sepsis. This kind of process is what killed my father. We need a radical new approach to combat this crisis. At ELIA Therapeutics, we have developed XGal3, a revolutionary dialysis-like filter that targets the root cause of sepsis.

Our device selectively removes galectin-3, a key driver of sepsis, directly from the bloodstream. With our working prototype ready for clinical trials, we are on the cusp of transforming sepsis treatment and saving millions of lives. Patients connect to the XGal3 through standard IV lines. The entire process takes just hours, potentially halting the sepsis progression.

The earlier you begin, the sooner you will see improvement. We can start treating the patients with XGal3 on the day of admission to the intensive care unit, and we can repeat it as many times as needed. We are working to create a future where the XGal3 is a standard treatment in every ICU worldwide, saving countless lives daily.

We are targeting a 62 billion sepsis treatment market in the US alone with even greater potential globally. Our revenue model for sepsis only includes sales of our XGal3 to global distributors and hospitals. Beyond sepsis, our platform technology has application in other critical conditions, expanding our market reach. This includes acute kidney injury in general, chronic kidney disease, enhancement of immunotherapy in cancer, liver fibrosis, and lung fibrosis.

Over 60 patents in multiple families of indications across 34 countries secure our innovative technology. We have successfully completed a proof of concept study in large animals with severe sepsis, showing promising efficacy in treating sepsis. We were granted two NIH grants, including a phase two SBIR grant for $1.7 million.

We have partnered successfully with global leaders in therapeutic apheresis and diagnosis, which will help us advance our technology on a global scale. Our team combines decades of clinical and entrepreneurial experience. I feel fortunate to be supported by world-renowned medical advisors and industry experts who believe in our cause and who believe in XGal3.

COVID-19 highlighted the urgent need for effective sepsis treatment. But even without COVID, every day, over 1000 patients die in the USA alone due to sepsis. There is a great need for an effective treatment for sepsis. We are on the brink of a medical breakthrough that can save millions of lives.

Join me and help me to save millions of lives of sepsis patients.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ELIAZ THERAPEUTICS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Eliaz Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1. The name of this corporation is Eliaz Therapeutics, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 17, 2015 under the name Eliaz Therapeutics, Inc.

2. That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of October, 2025.

DocuSigned by:
By: Dr. Isaac Eliaz
B28711768656498...
Name: Dr. Isaac Eliaz, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:07 PM 10/17/2025
FILED 03:07 PM 10/17/2025
SR 20254301879 - File Number 5824470

EXHIBIT A

ELIAZ THERAPEUTICS, INC.

AMENDED RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Eliaz Therapeutics, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801, in the county of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 35,000,000, consisting of (a) 25,000,000 shares of common stock, $0.00001 par value per share ("***Common Stock***"), of which (i) 15,000,000 shares of Common Stock shall be designated as "***Class A Common Stock,***" and (ii) 10,000,000 shares of Common Stock shall be designated as "***Class B Common Stock,***" and (b) 10,000,000 shares of preferred stock, $0.00001 par value per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. General.

1.1 The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Amended and Restated Certificate.

1.2 All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this **ARTICLE IV**.

1.3 Except as otherwise provided herein or as may otherwise be provided by applicable law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors out of assets legally available therefor, (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the corporation after payment or provision for payment of the debts and other liabilities of the Corporation and after payments to holders of Preferred Stock provided for herein; and (iii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

2. Voting.

2.1 Class A Common Stock. Except as set forth herein or as otherwise required by applicable law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

2.2 Class B Common Stock. Except as required by applicable law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

2.3 Conversion. Upon the filing and effectiveness (the "**Effective Time**"), pursuant to the General Corporation Law, of this Amended and Restated Certificate, **each share** of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **one** fully-paid and non-assessable share of Class A Common Stock having a par value of $0.00001 per share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted.

2.4 Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

All of the shares of Preferred Stock shall be designated as "***Non-Voting Preferred Stock.***" The "**Original Issue Price**" shall mean $5.56 per share for the Non-Voting Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this **ARTICLE IV** refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) one times (1x) the applicable Original Issue Price (as defined above) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets of the Corporation available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder, treating for this purpose all such securities as if they had been converted to one class of Common Stock pursuant to the terms of this Amended and Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted into Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) Any merger or consolidation involving the Corporation or any subsidiary, except where the Corporation's stockholders continue to hold a majority of the voting power in the resulting entity or its parent immediately after such event, assuming the exercise or conversion of all outstanding options and convertible securities; or

(b) Any sale, lease, transfer, or other disposition of all or substantially all of the Corporation's and its subsidiaries' assets, whether directly or through a sale of one or more subsidiaries, except transactions with the Corporation or its wholly owned subsidiaries.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board (the "**Board**").

2. Voting.

2.1 General. Shares of Preferred Stock shall be non-voting and shall not entitle the holder thereof to vote on any matter except as specifically required by the General Corporation Law and except pursuant where action requiring the affirmative vote of the Requisite Holders is indicated herein. A person holding both Common Stock and Preferred Stock shall be entitled only to vote based on such person's holding of Common Stock (for which voting rights are only attributable to the Class A Common Stock).

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) for the Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for the Preferred Stock shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, is subject to adjustment as provided in this Amended and Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1, in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any funds and assets distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 3.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

3.2 Fractional Shares. No fractional shares of Class B Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board.

3.3 Effect of Conversion and Subsequent Adjustments.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class B Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates. The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class B Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice will be the time of conversion (the "***Conversion Time***"), and the shares of Class B Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class B Common Stock issuable upon the conversion in accordance with the provisions of this Amended and Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Amended and Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.3 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class B Common Stock delivered upon conversion.

3.4 Capital Adjustments and Distributions. In the event of any stock split, combination, dividend, distribution, reclassification, recapitalization, or merger that affects the Common Stock, the Conversion Price and the number of shares issuable upon conversion of the Preferred Stock shall be equitably adjusted to ensure the holders of Preferred Stock maintain the same economic rights and value as if they had converted their shares immediately prior to such event.

3.5 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $35,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock (or any designated class of Common Stock), at the applicable Conversion Price described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.6 Procedural Requirements. The Corporation will notify all record holders of Preferred Stock in writing of the Mandatory Conversion Time and the designated place (physical or electronic) for conversion as outlined in Section 3.5. Upon receiving this notice, each holder shall surrender their Preferred Stock certificate(s) to the Corporation at the specified location or through an approved electronic process. If a certificate has been lost, stolen, or destroyed, the holder must provide a lost certificate affidavit and an indemnity agreement reasonably acceptable to the Corporation. Upon surrender, the holder will receive electronic or physical certificates for the corresponding shares of Common Stock, as entitled under this Section 3. If required by the Corporation, certificates submitted for conversion must be endorsed or accompanied by a duly executed transfer instrument in a form satisfactory to the Corporation. All rights related to the converted Preferred Stock will cease at the Mandatory Conversion Time, regardless of whether the holder has surrendered their certificates. As soon as practicable after the Mandatory Conversion Time and receipt of the surrendered certificate(s) or affidavit, the Corporation will issue and deliver the holder's Common Stock shares, either electronically or physically, along with cash for any fractional shares (per Section 3.2) and any unpaid declared dividends. Converted shares of Preferred Stock will be retired and canceled, and the Corporation may adjust the authorized shares of Preferred Stock accordingly, without requiring further stockholder action.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redemption. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption, conversion or acquisition.

7. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8. **Notices.** Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Amended and Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Amended and Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * * * *

Exhibit G - Testing the Waters Materials

Investor Relations

Crowdfunding Campaign

We are grateful to all the investors who supported us during our recent Wefunder crowdfunding campaign. The campaign is now closed, and we are focusing on advancing our clinical programs and preparing for the next stage of growth. For inquiries regarding future investment opportunities, please contact us at info@eliaztherapeutics.com

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ELIAZ Therapeutics

Our Round Is Closed -
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Investor Highlights

$1.9M raised from NIH Grant

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Investor Relations

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398 Tesconi Ct.
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95401

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info@eliaztherapeutics.com

ELIAZ Therapeutics

398 Tesconi Ct
Santa Rosa, CA 95401
United States

Email
info@eliaztherapeutics.com